  ==========================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

               PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)

                      PIONEER HI-BRED INTERNATIONAL, INC.
                              800 CAPITAL SQUARE
                               400 LOCUST STREET
                            DES MOINES, IOWA 50309
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
  ==========================================================================

                                  Signatures

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

                                Pioneer Hi-Bred International, Inc. Savings Plan

Dated:  June 26, 2000           By:  /s/ Frank Ross
                                     ------------------
                                Vice President & Chief Financial Officer

          PIONEER HI-BRED INTERNATIONAL, INC.
          SAVINGS PLAN

          Financial Statements as of and for the
          years ended December 31, 1999 and 1998

          Additional information required for Form 5500
          for the year ended December 31, 1999

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Table of Contents
--------------------------------------------------------------------------------
                                                                                                       Page Number
                                                                                                       -----------

Report of Independent Accountants                                                                           1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                                                       2

      Statements of Changes in Net Assets Available for Benefits                                            3

      Notes to Financial Statements                                                                        4-8

Additional Information *

      Schedule I -     Schedule of Assets Held for Investment Purposes                                      9


                                   EXHIBITS
                                   --------

Exhibit
Number                  Description
-------                 -----------
  24                    Consent of Independent Accountants


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Plan for the year ended December 31, 1998 were audited by other independent accountants whose report dated May 21, 1999 expressed an unqualified opinion on those statements.



June 19, 2000

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                         As of December 31,
                                                                                   1999                       1998
                                                                          --------------------------------------------------
Investments, at fair value
Registered investment companies:
     T. Rowe Price Foreign Equity Fund                                               $ 5,543,553                $ 4,620,707
     T. Rowe Price New Horizons Fund                                                   1,384,838                    435,644
     T. Rowe Price Small-Cap Stock Fund                                                7,434,546                  7,369,586
     Vanguard 500 Index Fund                                            *             43,837,740  *              32,066,696
     Vanguard International Growth Fund                                                2,746,059                  1,076,520
     Vanguard Prime Money Market Fund                                   *             14,370,770                  4,428,514
     Vanguard PRIMECAP Fund                                                           11,971,119                  2,427,607
     Vanguard Total Bond Market Index Fund                                             7,102,851                  7,132,321
     Vanguard Total Stock Market Index Fund                                            5,518,530                  2,499,761
     Vanguard Windsor II Fund                                                          3,501,530                  3,077,256
                                                                          --------------------------------------------------
                                                                                     103,411,536                 65,134,612
Investment Pools:
     Pioneer Hi-Bred International, Inc. Mix 1                          *             23,470,720  *              22,320,678
     Pioneer Hi-Bred International, Inc. Mix 2                          *             19,376,383  *              17,587,424
     Pioneer Hi-Bred International, Inc. Mix 3                          *             79,066,211  *              68,067,463
     Pioneer Hi-Bred International, Inc. Mix 4                          *             46,248,779  *              40,621,829
                                                                          --------------------------------------------------
                                                                                     168,162,093                148,597,394
Pioneer Hi-Bred International Company Stock Fund                                               -                  6,471,294
DuPont Company Stock Fund                                                              7,988,540                          -
Participant Loans                                                                      4,379,813                  4,825,727
                                                                          --------------------------------------------------
Net assets available for benefits                                                  $ 283,941,982              $ 225,029,027
                                                                          ==================================================


* Represents an investment 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                       Year Ended December 31,
                                                                                   1999                       1998
                                                                          --------------------------------------------------
Additions
Investment income:
     Interest and dividend income                                                  $   4,347,012              $   2,200,483
     Net appreciation in fair value of investments                                    41,541,588                 24,166,645
                                                                          --------------------------------------------------
                                                                                      45,888,600                 26,367,128
                                                                          --------------------------------------------------
Contributions:
     Employer                                                                          4,833,613                  4,337,707
     Participant                                                                      16,259,388                 14,294,818
                                                                          --------------------------------------------------
                                                                                      21,093,001                 18,632,525
                                                                          --------------------------------------------------

Other additions                                                                           20,136                        238
                                                                          --------------------------------------------------
        Total additions                                                               67,001,737                 44,999,891
                                                                          --------------------------------------------------

Deductions
Payment of benefits                                                                    7,985,757                  6,978,409
Asset transfers out                                                                            -                  2,879,947
Administrative expenses                                                                  103,025                     27,528
                                                                          --------------------------------------------------
        Total deductions                                                               8,088,782                  9,885,884
                                                                          --------------------------------------------------

Net increase                                                                          58,912,955                 35,114,007

Net assets available for plan benefits:
     Beginning of period                                                             225,029,027                189,915,020
                                                                          --------------------------------------------------
     End of period                                                                 $ 283,941,982              $ 225,029,027
                                                                          ==================================================

The accompanying notes are an integral part of the financial statements.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. (the "Company" or "Pioneer") Savings Plan ("Plan") provides only general information. Participants should refer to their employees' handbook for a more complete description of the Plan's provisions. In connection with a purchase transaction on October 1, 1999, the Company became a wholly owned subsidiary of E. I. DuPont de Nemours and Company, Inc. ("DuPont"). Prior to October 1, 1999 the Company was 20% owned by DuPont.

General
The Plan is a defined contribution plan covering all full-time employees and all temporary employees of the Company who have completed at least 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may designate 1% to 15% of their eligible earnings up to the annual maximum amount stated by the Internal Revenue Service for deposit in the Plan. In addition, the Company matches the participant contributions at a rate of 50% of the first 6% contributed by a participant, up to a maximum of $3,000 per year.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Participants vest in the Company matching contributions at a rate of 20% per year and are fully vested after five years of service. Participants also become fully vested if they die, become totally and permanently disabled, or reach age sixty-five.

Participant Loans
Participants may borrow up to 50% of their account balance, subject to various guidelines. The interest rate on any participant loan is fixed for the term of the loan. The loan shall provide for periodic repayment over a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8% to 9%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
Upon termination, retirement, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant's account or, if the account value is greater than $5,000, the participant may leave the balance in the account and obtain a distribution at a later date. For accounts with a value of less than $5,000, an immediate lump-sum distribution may be made at the discretion of the Company, which is the Plan Administrator.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Forfeited Accounts
Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures of $0 and $93,548 were used to offset Company contributions during the years ended December 31, 1999 and 1998, respectively. At December 31, 1999, forfeited nonvested accounts totaled $118,749.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options
All investments are participant-directed. During the plan years ended December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

     T. Rowe Price Foreign Equity Fund: Seeks long-term growth of capital through investments, primarily in common stocks of established, non-U.S. companies, in developed, newly industrialized, and emerging countries.

     T. Rowe Price New Horizons Fund: Seeks to provide long-term growth. Dividend income is incidental.

     T. Rowe Price Small-Cap Stock Fund: Seeks long-term growth of capital by investing primarily in stocks of small- to medium-sized companies.

     Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Vanguard Prime Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

     Vanguard PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

     Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Total Stock Market Index Fund: Seeks to provide long-term growth of capital and income by attempting to match the investment results of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks.

     Vanguard Windsor II Fund: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

     Pioneer Hi-Bred International, Inc. Mix 1: An institutional investment pool that invests in the following registered investment companies: T. Rowe Price Foreign Equity Fund, Vanguard 500 Index Fund, Vanguard Prime Money Market Fund, and Vanguard Total Bond Market Index Fund.

     Pioneer Hi-Bred International, Inc. Mix 2: An institutional investment pool that invests in the following registered investment companies: T. Rowe Price Foreign Equity Fund, T. Rowe Price Small-Cap Stock Fund, Vanguard 500 Index Fund, and Vanguard Total Bond Market Index Fund.

     Pioneer Hi-Bred International, Inc. Mix 3: An institutional investment pool that invests in the following registered investment companies: T. Rowe Price Foreign Equity Fund, T. Rowe Price Small-Cap Stock Fund, Vanguard 500 Index Fund, and Vanguard Total Bond Market Index Fund.

     Pioneer Hi-Bred International, Inc. Mix 4: An institutional investment pool that invests in the following registered investment companies: T. Rowe Price Foreign Equity Fund, T. Rowe Price Small-Cap Stock Fund, and Vanguard 500 Index Fund.

     Each of the four predefined Mixes consists of a different percentage of the registered investment companies, has a different level of expected volatility, is diversified because each is composed of a combination of the individual registered investment companies, and is periodically rebalanced.

     Company Stock Fund: Seeks to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. As discussed in Note 1, in connection with DuPont's acquisition of the remaining 80% interest in the Company, shares of the Company in the Pioneer Hi-Bred International Company Stock Fund were sold (and the proceeds utilized to purchase DuPont common stock) or tendered to DuPont (in exchange for DuPont common stock). As a result of this transaction, the Pioneer Hi-Bred International Company Stock Fund was closed.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Financial Statement Presentation
The Plan adopted Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. SOP 99-3 eliminated the previously required reporting of changes in net assets by investment option for participant-directed investments.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The DuPont Company Stock Fund and the Pioneer Hi-Bred International Company Stock Fund are valued at their year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Investment pools are valued at the net asset value of investments and other assets and liabilities. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:


                                              Year Ended December 31,
                                              1999               1998
                                           -----------      -----------
Registered Investment Companies            $34,846,286      $24,115,140
Common Stock                                 6,695,302           51,505
                                           -----------      -----------
                                           $ 41,541,58      $24,166,645
                                           ===========      ===========

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


NOTE 5 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 20, 1995 that the Plan is qualified under IRC Section 401(a). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN                      Schedule I

Schedule of Assets Held for Investment Purposes
At December 31, 1999
-------------------------------------------------------------------------------

Pioneer Hi-Bred International, Inc. Savings Plan, EIN 51-0391677

Attachment to Form 5500, Schedule H, Part IV, line i

     Identity of Issue                                                  Investment Type                        Current Value
----------------------------------------------------------------------------------------------------------------------------
*    T. Rowe Price Foreign Equity Fund                            Registered Investment Company                $  41,588,032
*    T. Rowe Price New Horizons Fund                              Registered Investment Company                    1,384,838
*    T. Rowe Price Small-Cap Stock Fund                           Registered Investment Company                   38,554,659
*    Vanguard 500 Index Fund                                      Registered Investment Company                  104,167,176
*    Vanguard International Growth Fund                           Registered Investment Company                    2,746,059
*    Vanguard Prime Money Market Fund                             Registered Investment Company                   23,690,061
*    Vanguard PRIMECAP Fund                                       Registered Investment Company                   11,971,119
*    Vanguard Total Bond Market Index Fund                        Registered Investment Company                   38,548,919
*    Vanguard Total Stock Market Index Fund                       Registered Investment Company                    5,518,530
*    Vanguard Windsor II Fund                                     Registered Investment Company                    3,501,530
*    E.I. DuPont de Nemours and Company, Inc.                     Company Stock                                    7,988,540
*    Pioneer Hi-Bred International, Inc. Savings Plan             Participant loans (8.00% - 9.00%)                4,379,813
                                                                                                               --------------

Total Assets Held for Investment Purposes                                                                      $ 284,039,276
                                                                                                               ==============

* Party in Interest